Exhibit 99.149
BLUE PEARL MINING LTD.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Blue Pearl Mining Ltd. (the “Corporation”) for use at the annual meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail; however, proxies may also be solicited personally by regular employees of the Corporation and the Corporation may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Corporation.
The board of directors of the Corporation (the “Board”) has fixed the close of business on March 28, 2006 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Corporation’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 9, 2006, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.
Unless otherwise stated, the information contained in this management information circular is as of March 21, 2006. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Corporation’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 9, 2006, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Corporation (6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an Intermediary, at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 21, 2006, 46,643,878 common shares (the “Common Shares”) in the capital of the Corporation were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 28, 2006. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Corporation will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.
On March 7, 2006, Sprott Asset Management Inc. filed a Report under Part 4 of National Instrument 62-103 reporting that, as of February 28, 2006, it exercised control or direction, on behalf of accounts fully managed by it over 3,039,000 Common Shares and 1,795,000 Warrants of the Corporation which, assuming exercise of the Warrants, represented 10.5% of the issued and outstanding Common Shares.
On October 17, 2005, The Tell Fund filed an Early Warning Report under National Instrument 62-103, reporting that, as of October 14, 2005, it owned 3,325,000 Common Shares and 1,250,000 Warrants of the Corporation which, assuming exercise of the Warrants, represented 10.32% of the issued and outstanding Common Shares.
Statement of Executive Compensation
The following table sets forth information concerning the annual and long term compensation for services rendered to the Corporation and its subsidiaries for the financial years ended December 31, 2005, 2004 and 2003 in respect of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of the Corporation and the Corporation’s three most highly compensated executive officers other than the Chairman, President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer who received salary or bonuses from the Corporation aggregating in excess of $150,000 for the financial year ended December 31, 2005 (the “Named Executive Officers”).

     Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Other	Securities	Shares or
				Annual	Under	Units Subject		All Other
				Compen-	Options	to Resale	LTIP	Compen-
Name and		Salary	Bonus	sation	Granted	Restrictions	Payouts	sation(6)
Principal Position	Year	($)	($)	($)	(#)	(#)	($)	($)

Ian J. McDonald	2005	Nil[1]	50,000	Nil	478,000	Nil	Nil	Nil
Chairman, President	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
and Chief Executive	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer

Kenneth Collison	2005	120,000[2]	40,000	Nil	500,000	Nil	Nil	23,500[3]
President and Chief	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Operating Officer	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

T. Derek Price	2005	16,000[4,5]	20,000	Nil	195,000	Nil	Nil	Nil
Vice President,	2004	Nil	Nil	Nil	100,000	Nil	Nil	Nil
Finance and Chief	2003	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer

(1)	In 2005, Mr. McDonald did not receive a salary from the Corporation. His services were provided pursuant to a Management Services Agreement entered into with Glencairn Gold Corporation dated May 10, 2005 pursuant to which the Corporation pays $25,000 per month for office space and management and administrative services. Glencairn allocates $120,000 of Mr. McDonald’s annual base salary of $160,000 to the Corporation.

(2)	Represents salary from April 1, 2005 when Mr. Collison joined the Corporation.

(3)	Includes $6,000 paid for automobile costs and $17,500 paid for rent.

(4)	In addition to this compensation, Mr. Price was also compensated by Glencairn Gold Corporation and his services were in part provided under the Management Services Agreement.

(5)	Represents salary from May 1, 2005.

(6)	Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

Stock Options
The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2005 pursuant to the Corporation’s amended and restated stock option plan (the “Stock Option Plan”).

				Market Value of
				Securities
		% of Total Options		Underlying
	Securities	Granted to		Options on the
	Under Options	Employees in	Exercise or Base	Date of Grant
Name	Granted (#)	Financial Year (1)	Price ($/Security)	($/Security)	Expiration Date

Ian J. McDonald	478,000	14.3%	0.60	0.58	August 11, 2010

Kenneth Collison	500,000	14.9%	0.70	0.60	May 2, 2010

T. Derek Price	195,000	5.8%	0.60	0.58	August 11, 2010

(1)	Based on the total number of options granted to employees of the Corporation pursuant to the Stock Option Plan during the financial year ended December 31, 2005 of 3,346,000.
Options Exercised and Number of Options Outstanding
The following table sets forth certain information regarding all exercises of options granted under the Stock Option Plan during the financial year ended December 31, 2005 by the Named Executive Officers and the value as at December 31, 2005 of unexercised options of the Named Executive Officers on an aggregate basis.

	Securities
	Acquired	Aggregate			Value of Unexercised In-the-
	on	Value	Unexercised Options		Money Options
Name	Exercise	Realized	at December 31, 2005		at December 31, 2005(1)
	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
			(#)	(#)	($)	($)

Ian J. McDonald	Nil	Nil	578,000	Nil	102,800	Nil

Kenneth Collison	Nil	Nil	500,000	Nil	Nil	Nil

T. Derek Price	Nil	Nil	295,000	Nil	61,500	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on December 30, 2005 of $0.70.

Equity Compensation Plan Information
The following table provides details of the Corporation’s Equity Compensation Plans at December 31, 2005.

	Number of securities to	Weighted-average exercise	Number of securities
	be issued upon exercise	price of outstanding	remaining available for
	of outstanding options,	options, warrants and	future issuance under
Plan Category	warrants and rights	rights	equity compensation plans

Equity compensation plans approved by securityholders	4,096,000	$0.57	211,900

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	4,096,000	$0.57	211,900
Blue Pearl Stock Option Plan
The Stock Option Plan, as amended and restated effective October 17, 2005, is designed to provide a long term incentive to eligible participants, comprised of employees, officers, directors and consultants. On April 14, 2005, the shareholders of the Corporation approved an amendment to the Stock Option Plan to provide that the maximum number of shares which may be reserved for issuance and the maximum number of Options which may be granted within any one year period under the Plan and under any other share compensation arrangements shall be 10% of the issued and outstanding common shares of the Corporation (on a non-diluted basis).
On March 21, 2006, options to purchase an aggregate of 3,788,500 Common Shares are outstanding under the Stock Option Plan, representing approximately 8.1% of the Corporation’s issued and outstanding Common Shares. This leaves 875,800 Common Shares, representing approximately 1.9% of the Corporation’s issued and outstanding Common Shares, available for issuance under the Stock Option Plan. During the year ended December 31, 2005, 10,000 Common Shares were issued upon exercise of options granted under the Stock Option Plan. An additional 617,500 Common Shares were issued upon exercise of options granted under the Stock Option Plan from January 1 to March 21, 2006 and options to acquire 310,000 Common Shares were granted to five new employees and consultants.
The Stock Option Plan currently provides that no one optionee shall be granted an option which exceeds 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised is again available for grant under the Stock Option Plan.
Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of not less than the average of the high and the low trading price of the Common Shares on the TSX on the day on which the option is granted and are exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) ninety days following the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Corporation for any cause other than by retirement, permanent disability or death, subject to the discretion of the administrator of the Stock Option Plan to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Corporation; (ii) within a period of six months following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights.

The Board and/or the Compensation Committee of the Board, reserves the right to amend, modify or terminate the Stock Option Plan at any time provided that this right cannot, without the consent of the optionee, adversely affect the optionee’s rights under any option previously granted under the Stock Option Plan. The Stock Option Plan is subject to the rules of any stock exchange on which the Common Shares are listed.
Composition of the Compensation Committee
The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Corporation or any of its subsidiaries. At December 31, 2005, the members of the Compensation Committee were James Ashcroft (Chairman), Denis Arsenault and John Kalmet. The interest of Mr. Kalmet in a material transaction is set out under the section entitled “Interest of Informed Persons in Material Transactions” on page 12 of this management information circular.
Report on Executive Compensation
Given the Corporation’s early stage of development, there was no general salary review in 2005. The independent directors reviewed and considered the terms of the Management Services Agreement entered into with Glencairn Gold Corporation pursuant to which services of a number of executive officers, including the Chairman, President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer are provided. The Management Services Agreement will be reviewed by the Compensation Committee at least annually to ensure that the allocation of costs and employee time is fair to the Corporation.
During 2005, the Compensation Committee considered the long term incentive provided by stock options and reviewed the level of stock options and recommended the grant of additional stock options in May and July of 2005 to officers, directors, employees and consultants of the Corporation. Additional stock options were granted to Mr. McDonald in July 2005 to acknowledge his contribution to the strategy of the Corporation and his efforts in implementing the change of business of the Corporation to that of a resource company. Additional stock options were also granted to the Vice President and Chief Financial Officer in recognition of his added responsibilities as the Corporation develops. In May 2005, stock options were also granted to Mr. Collison as provided under the terms of his employment when he joined the Corporation. His compensation was established based on the compensation levels in peer group companies and the level of compensation required in order to recruit a Chief Operating Officer of his background and experience.
The Compensation Committee considered the recommendations of the Chairman, President and Chief Executive Officer in the context of the Corporation’s growth and development through 2005 in considering the level of bonuses to be granted. Bonuses were granted based on those recommendations taking into consideration levels of compensation paid by other mining companies at the same stage of development. The Committee also considered a combination of salary levels, stock options held, along with the individual levels of responsibility and contribution to the achievement of the Corporation’s goals in 2005.
Under its newly established Charter, when reviewing the compensation of the Corporation’s executive officers, including the Named Executive Officers, the Compensation Committee will consider the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:

(a) base salary;
(b) bonus; and
(c) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.
Base Salary
The base salary of each particular executive officer will be determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance.
Bonus
Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.
Long-Term Incentive
The Corporation provides a long-term incentive by granting options to executive officers through the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the market price of such shares, as determined under the rules of the TSX on the date of the grant. The objective of granting options is to encourage executives to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Corporation and its shareholders.
Compensation of Chief Executive Officer
During 2005, the Chief Executive Officer’s compensation was comprised of an annual bonus and long-term incentives in the form of stock options, along with the portion of his base salary paid by Glencairn that is allocated to his service provided to the Corporation pursuant to the Management Services Agreement. Given the Corporation’s stage of development and reflecting the fact that the Davidson Property is not yet in production, the greatest emphasis was placed on the stock option component. During 2005, the Compensation Committee recommended the grant of an additional 478,000 stock options to the Chief Executive Officer to reflect his responsibility for the success of the Corporation in making the transition to a resource company, advancing the development of the Davidson Property and raising the profile of the Corporation in the investment community both in North America and Europe. In December 2005, the Compensation Committee granted a bonus of $50,000 to the Chief Executive Officer. The Chief Executive Officer did not receive a base salary directly from the Corporation in 2005.

The foregoing report has been submitted by:	James Ashcroft (Chairman)
Denis Arsenault
John Kalmet
Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 2000 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Materials (Sub Industry) for the five most recently completed financial years of the Corporation, assuming the reinvestment of all dividends.

	2000	2001	2002	2003	2004	2005
Blue Pearl Mining Ltd.	$100.00	$111.11	$118.52	$144.44	$66.67	$259.26
S&P/TSX Composite Index	$100.00	$86.06	$74.04	$92.02	$103.50	$126.18
S&P/TSX Composite Index Materials (Sub Industry)	$100.00	$110.69	$118.45	$151.08	$161.14	$185.82

*	Based on the trading prices for the Common Shares on the TSX from October 17, 2005 and on the TSX Venture Exchange prior to that date.
Compensation of Directors
Other than benefits that may be realized from options to purchase Common Shares, the directors of the Corporation were not compensated by the Corporation or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2005.
The following table sets forth certain information regarding options granted under the Stock Option Plan to the directors of the Corporation, other than Mr. McDonald, during the financial year ended December 31, 2005.

	Securities under	Exercise Price
Name	Options Granted	($/security)	Expiration Date
Denis Arsenault	250,000	0.60	August 11, 2010
James Ashcroft	240,000	0.60	August 11, 2010
Kerry Knoll	378,000	0.60	August 11, 2010
John Kalmet	240,000	0.60	August 11, 2010
John Kalmet	150,000	0.70	May 2, 2010
Total	1,258,000
Directors’ and Officers’ Liability Insurance
The Corporation purchased insurance, commencing on August 16, 2005, against liability incurred by the directors or officers in their capacity as directors or officers of the Corporation or a subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance was $5 million;

(b)	the premium expense for the period from August 16 to December 31, 2005 was $13,125. The premium expense for 2006 is $35,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i) with respect to the directors and officers there is no deductible applicable; and

(ii) with respect to reimbursement of the Corporation there is a deductible of up to $100,000 per claim.
Statement of Corporate Governance Practices
Following the change in business of the Corporation in April 2005, its listing on the TSX in October 2005, and the coming into force of Multilateral Instrument 58-101 in 2005, the Corporation reviewed its governance policies and procedures and reviewed and implemented a number of policies and charters in order to improve its practices. In early 2005, the Audit Committee and the Board approved an Audit Committee Charter. During 2005, the Board also approved a Code of Business Conduct and Ethics, and a Whistleblower Policy. In 2006, a Timely Disclosure, Confidentiality and Insider Trading Policy and a Charter for each of the Board and the Compensation Committees were approved. The Charter of the Board of Directors is attached hereto as Exhibit 1.
The Timely Disclosure, Confidentiality and Insider Trading Policy is being circulated to all employees of the Corporation and a Receipt and Acknowledgment will be signed by the officers and senior managers of the Corporation. It provides that communications with all constituents will be made in a timely, accurate and effective manner. The Code of Business Conduct and Ethics and the Whistleblower Policy are also being circulated to all employees of the Corporation and posted at the Corporation’s sites. The Corporation communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Chief Executive Officer of the Corporation. The Corporation is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner.
The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and shareholders and have been enhancing the Corporation’s corporate governance practices during 2005. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value. The Board is responsible for the stewardship of the business and affairs of the Corporation and it reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure to ensure that the best interests of the Corporation and its shareholders are being served. The Board’s duties include social responsibility issues and environmental matters, the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain limits.
The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board. Management of the Corporation is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship. The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives. The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan. A position description, setting out the responsibilities of the Chief Executive Officer in greater detail is being developed for approval by the Board.

The Board is responsible for the Corporation’s approach to corporate governance issues. In March 2005, the Board reviewed the Corporation’s corporate governance practices, reviewed and finalized Board and Committee Charters and policies. Given the Corporation’s size and resources, areas under review include the appointment of a lead director, adoption of assessment criteria for the Board and its Committees and development of a continuing education program for directors. The preparation of a comprehensive orientation and continuing education program for directors will be considered as the Corporation grows in size and as the Corporation’s resources permit. Duties and responsibilities of individual directors are currently determined based on the expertise of the individual and the needs of the Corporation as discussed at meetings of the Board. As the size of the Corporation and the Board increases, position descriptions for directors, the Chairman or lead director and the Chairman of each Committee will be prepared. Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.
The Board is currently comprised of five (5) members, three (3) of whom are considered to be independent directors. Mr. McDonald is not independent because he is a member of management and Mr. Knoll is not considered to be independent because he is the President and Chief Executive Officer of Glencairn Gold Corporation, with which the Corporation has entered into a Management Services Agreement. Each of Messrs. Arsenault, Ashcroft and Kalmet is an independent director as he does not have any business, employment or other relationships with the Corporation. The shareholdings of each current director and the other reporting issuers of which each director is also a director is disclosed in this management information circular under the heading “Election of Directors.
The Board is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualifications of existing directors. The Board is also responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and is responsible for providing an orientation and education program for new members of the Board. The Board will consider increasing its current size from five (5) to six (6) directors during the coming year as its business develops. There are two committees of the Board: the Audit Committee and the Compensation Committee. Since April 2005, when the business of the Corporation was changed and the Board reconstituted, three meetings of the Board have been held. Messrs. Arsenault, Ashcroft, Cocomile, Knoll and McDonald attended three and Mr. Kalmet attended two of the three meetings. Since that time, three meetings of the Audit Committee were held and Messrs. Arsenault and Kalmet attended three and Mr. Ashcroft attended two of the three meetings.
The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws. The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Corporation. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The members of the Audit Committee are Denis Arsenault (Chairman), James Ashcroft and John Kalmet, all of whom are independent directors. Mr. Arsenault is serving as a Chief Financial Officer of a public company and is a Chartered Accountant. Mr. Kalmet has served as President of a public mining company and as such has supervised persons who prepared financial statements. Messrs. Ashcroft and Kalmet have held senior management positions in public mining companies and this experience has provided the members of the Audit Committee with an understanding of accounting principles and the ability to assess the general application of such principles in the preparation of the Company’s financial statements.

The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including option grants received by directors to ensure that the compensation received by the directors reflects the risks and responsibilities involved in being an effective director. The Compensation Committee and the Board have determined that, until the Davidson mine is in production, stock options are the appropriate form of compensation for directors. Once the mine is in production, the Compensation Committee will consider the appropriate level of annual retainer, meeting fees, and other benefits to ensure that the directors are properly compensated. The members of the Compensation Committee are James Ashcroft (Chairman), Denis Arsenault and John Kalmet all of whom are independent directors.
The Board has appointed a Chairman and Chief Executive Officer. The appointment of a lead director may be considered in the future as the Corporation grows beyond the development stage and as the size of the Board increases. The agenda for each meeting of the Board or a committee of the Board provides the opportunity for a private discussion among unrelated directors without management. Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Corporation.
This disclosure statement has been approved by the Board.
Audit Committee
Information regarding the Corporation’s Audit Committee is contained in the Corporation’s Annual Information Form for the year ended December 31, 2005 under the heading “Audit Committee Information and Charter” and a copy of the Audit Committee Charter is attached to the annual information form as Schedule “A”. The Corporation’s annual information form is available on SEDAR at www.sedar.com.
Interest of Informed Persons in Material Transactions
Other than as described below and elsewhere in this management information circular, since the commencement of the Corporation’s last completed financial year, no informed person of the Corporation, nominee for election as a director of the Corporation, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.
During 2005, Glencairn Gold Corporation provided management and administrative services and office space to the Corporation. This arrangement was formalized by a Management Services Agreement entered into on May 10, 2005. Pursuant to this agreement, the Corporation pays Glencairn $25,000 per month. The Agreement provides that the Corporation may pay a direct salary to some Glencairn employees of the Corporation from time to time including Mr. Price as disclosed in the Summary Compensation Table. During 2005, the Corporation paid $276,000 for such services, including rent. Messrs. Knoll, McDonald, Kalmet and Price are also directors and/or officers of Glencairn Gold Corporation.
Mr. Kalmet has an equity interest in Fundamental Resources Corporation, one of the vendors of the Davidson Property acquired by the Corporation in April 2005. Mr. Kalmet was not a director of the Corporation at the time that the Agreement in Principle for the purchase of the Davidson Property was entered into.

Election of Directors
The Corporation’s Articles of Incorporation and the OBCA provide that the Board consists of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of five (5) directors. At the Meeting, the five (5) persons named hereunder will be proposed for election as directors of the Corporation. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s By-Laws.
The following table sets forth the name, municipality of residence, principal occupation or employment, date they first became a director of the Corporation and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Corporation. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 21, 2006.

			Number of Common
			Shares Beneficially
			Owned, Directly or
Name and	Principal Occupation	Date First Became a	Indirectly, or Over
Province/State and	or Employment and	Director of	Which Control or
Country of Residence	Directorships	the Corporation	Direction is Exercised
Denis C. Arsenault(1)(2)	Chartered Accountant; Vice	May 18, 2005	73,500	(3)
Ontario, Canada	President, Finance and Chief
	Financial Officer and a Director
	of Orbus Pharma Inc.; Director
	of NSP Pharma Inc., Agtech
	Income Fund and The
	Endurance Fund Corporation.

James W. Ashcroft(1) (2)	Mining Engineer; President of	April 14, 2005	415,000	(4)
Ontario, Canada	J. W. Ashcroft and Associates
	Ltd., a private company
	involved in mine safety and
	environmental planning;
	Director of FNX Mining
	Company Inc., Nuinsco
	Resources Limited and Guyana
	Goldfields Inc.

J. John Kalmet(1)(2)	Mining Engineer; Director of	April 14, 2005	136,334	(65
British Columbia, Canada	Glencairn Gold Corporation,
	and North American Tungsten
	Corporation Ltd.

Kerry J. Knoll	President and Chief Executive	April 30, 1997	1,886,496	(6)
Ontario, Canada	Officer and a Director of
	Glencairn Gold Corporation;
	Director of Black Pearl
	Minerals Consolidated Inc. and
	Seymour Exploration Corp.

Number of Common
Shares Beneficially
Owned, Directly or
Name and	Principal Occupation	Date First Became a	Indirectly, or Over
Province/State and	or Employment and	Director of	Which Control or
Country of Residence	Directorships	the Corporation	Direction is Exercised
Ian J. McDonald	Chairman, President and Chief	April 30, 1997	1,947,247 (7)
Ontario, Canada	Executive Officer and a
Director of the Corporation;
Chairman and a Director of
Glencairn Gold Corporation;
Director of Alpha One
Corporation and Intrepid
Minerals Corporation

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Mr. Arsenault also holds options to acquire 250,000 Common Shares at $0.60 per share.

(4)	Mr. Ashcroft also holds options to exercise 240,000 Common Shares at $0.60 per share.

(5)	Mr. Kalmet also holds options to acquire 240,000 Common Shares at prices ranging from $0.60 to $0.70 per share and warrants to acquire 16,667 Common Shares at $0.70.

(6)	Mr. Knoll also holds options to acquire 478,000 Common Shares at prices ranging from $0.15 to $0.60 per share.

(7)	Mr. McDonald also holds options to acquire 578,000 Common Shares at prices ranging from $0.15 to $0.60 per share.
Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Arsenault who, prior to June 2003 was Vice-President and Chief Financial Officer of the Corporation; Mr. Kalmet who, from February 1996 to October 2001, was President of Wheaton River Minerals Ltd.; Mr. Knoll who held various positions with the Glencairn Gold Corporation including Chairman and President until May 22, 2002 and prior thereto, from 1991 to October 2001, held various positions with Wheaton River Minerals Ltd., including President and Vice President, Investor Relations; and Mr. McDonald who, from 1990 to October 2001, was Chief Executive Officer of Wheaton River Minerals Ltd.
Corporate Cease Trade Orders or Bankruptcies
No director of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Appointment of Auditors
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Wasserman Ramsay, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Wasserman Ramsay was first appointed as auditors of the Corporation on March 24, 1997.
Additional Information
Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2005, which can be found in the Corporation’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Corporate Secretary and General Counsel of the Corporation by phone at (416) 860-1438 or by e-mail at lmacgillivray@bluepearl.ca.
Directors’ Approval
The contents of this management information circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

Lorna D. MacGillivray
Corporate Secretary and General Counsel
Toronto, Ontario
March 21, 2006

Exhibit 1
BLUE PEARL MINING LTD.
CHARTER OF THE BOARD OF DIRECTORS
I. PURPOSE
The Board of Directors of Blue Pearl Mining Ltd. (the “Company”) is responsible for the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, a Compensation Committee and such further committees as the Board may appoint. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Company.
II. RESPONSIBILITIES
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (vi) safety and environmental issues.
•	Approving disclosure and securities compliance policies, including communications policies of the Company.
•	Reviewing the composition of the Board of Directors and establishing its independence criteria.
•	The continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession.
•	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.
•	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.
•	Ensuring that an appropriate comprehensive orientation and education program for new members of the Board of Directors and ongoing education for all directors is in place
•	With the assistance of the Audit Committee:
-	Ensuring the integrity of the Company’s internal controls and management information systems.

-	Ensuring the Company’s ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

-	Identification of the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

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-	Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

-	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.
•	With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.
•	The review of strategic planning process, approval of key strategic plans that take into account business opportunities and business risks identified by the Audit Committee and monitoring performance against such plans.
•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.
•	Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise.
•	Obtaining periodic reports from senior management on the Company’s operations including, but without limitation, reports on safety and environment issues and security issues surrounding the Company’s assets and employees and the protection mechanisms that the Company has in place.
•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

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